UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of JULY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  July 7, 2006                         /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director and CFO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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         HALO SIGNS OPTION AGREEMENT WITH GOLDCORP ON RED LAKE PROPERTY

VANCOUVER, BRITISH COLUMBIA, JULY 6, 2006 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that further to its April 24, 2006 News Release, Halo has signed an Option Agreement with Goldcorp Inc. on Goldcorp's Middle Bay, Pipestone Bay and Biron Bay properties located in Ball Township, Red Lake, Ontario.

Goldcorp currently holds a 100% interest in the Middle Bay and Pipestone Bay properties totalling 70 claim units and a 50% interest with Biron Resources on the Biron Bay property. The Biron Bay property comprises 10 patented claims. Under the terms of the agreement, Halo can earn a 60% interest in the Middle Bay and Pipestone Bay properties and a 30% interest in the Biron Bay property, as operator of the properties through exploration expenditures of Cdn.$3,000,000 over 3 years. Goldcorp retains a back-in right for 90 days after the exercise of the option by Halo by paying to Halo Cdn.$6,000,000 on or before the expiry of the 90 day period. If Goldcorp exercises the back-in right it will thereafter have a 65% interest and Halo will have a 35% interest in the Middle Bay and Pipestone Bay properties and Goldcorp will have a 32.5% interest and Halo will have a 17.5% interest in the Biron Bay property. If Goldcorp does not exercise the back-in right, Halo will issue and deliver to Goldcorp 1,000,000 common shares of Halo.

The Red Lake greenstone belt is host to the richest gold deposit in the world. The high-grade zone at the Red Lake Mine contains 4.6M ounces at a grade of 2.35 oz/ton gold. The Red Lake Camp has produced over 20M ounces and is currently being explored by a number of senior gold companies that include AngloGold, Teck Cominco, Barrick and Goldcorp.

The gold deposits at Red Lake are generally classified as simple to complex quartz-carbonate vein systems associated with brittle ductile shear zones and folds in deformed metamorphosed volcanic, sedimentary and granitoid rocks. In these deposits, gold occurs in veins or as disseminations in immediately adjacent altered wall rocks, and is generally the only or the most significant economic commodity. What is so unique about the Red Lake camp is the extraordinary grade of the deposits that can remain profitable even at depressed gold prices.

The Pipestone Bay, Middle Bay and Biron Bay properties are located about 32 km west of the prolific Campbell and Red Lake Mines. The property covers widespread gold mineralization from surface showings and small gold deposits. Of interest is a 5.5 km long, arcuate, intensely carbonate-altered structural horizon that trends through Middle Bay and lies south of a prominent late-stage ultramafic body centered on Pipestone Bay.

The structure is bounded by the historic Miles Red Lake Shaft Occurrence in the west and the Hermiston and West Red Lake Mines Occurrences in the east. The May-Spiers deposit is also located along this alteration corridor. The zone lies within altered tholeiitic (Fe) Ball Twp. volcanic rocks and possibly altered komatiitic (Fe-Mg) Balmer volcanic rocks. The Balmer assemblage rocks are host to the Campbell and Red Lake Mines. The Rivard Occurrence held by AngloGold is located about 2 km east of the Middle Bay structural corridor.

 Previous exploration by Goldcorp and others have returned surface gold values up to 0.55 opt gold. Little systematic exploration including diamond drilling has been carried out in this area.

Important gold targets exist where the Middle Bay structural zone is intersected by secondary cross-cutting structures that may provide a "locus for gold-bearing solutions"

Another target of interest on the property includes the "Philips showing" that has returned values up to 1.87 opt over 1.8 meters and 0.38 opt over 7.3 meters respectively from surface trenching located about 1.2 km north of the Middle Bay structure.

Halo will immediately commence its earn in program.


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HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

Marc Cernovitch, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SIMILAR CANADIAN LEGISLATION THAT INVOLVE INHERENT RISKS AND
UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO THE FUTURE PRICE OF GOLD AND OTHER MINERALS AND METALS, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, THE REALIZATION OF MINERAL RESERVE ESTIMATES, THE CAPITAL EXPENDITURES, COSTS AND TIMING OF THE DEVELOPMENT OF NEW DEPOSITS, SUCCESS OF EXPLORATION ACTIVITIES, PERMITTING TIME LINES, REQUIREMENTS FOR ADDITIONAL CAPITAL, GOVERNMENT REGULATION OF MINING OPERATIONS, ENVIRONMENTAL RISKS, UNANTICIPATED RECLAMATION EXPENSES, TITLE DISPUTES OR CLAIMS AND LIMITATIONS ON INSURANCE COVERAGE. GENERALLY, THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "BUDGET", "SCHEDULED", "ESTIMATES", "FORECASTS", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATE THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". FORWARD-LOOKING STATEMENTS ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF HALO TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO: RISKS RELATED TO THE INTEGRATION OF ACQUISITIONS; RISKS RELATED TO JOINT VENTURE OPERATIONS; ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES; ACTUAL RESULTS OF CURRENT OR FUTURE RECLAMATION ACTIVITIES; CONCLUSIONS OF ECONOMIC EVALUATIONS; CHANGES IN PROJECT PARAMETERS AS PLANS CONTINUE TO BE REFINED; FUTURE PRICES OF GOLD AND OTHER
MINERALS AND METALS; POSSIBLE VARIATIONS IN ORE RESERVES, GRADE OR RECOVERY RATES; FAILURE OF EQUIPMENT OR PROCESSES TO OPERATE AS ANTICIPATED; ACCIDENTS, LABOUR DISPUTES AND OTHER RISKS OF THE MINING INDUSTRY; AND DELAYS IN OBTAINING GOVERNMENTAL APPROVALS OR FINANCING OR IN THE COMPLETION OF DEVELOPMENT OR CONSTRUCTION ACTIVITIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS AND HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED OR INTENDED. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS. HALO DOES NOT UNDERTAKE TO UPDATE ANY FORWARD-LOOKING STATEMENTS THAT ARE INCORPORATED BY REFERENCE HEREIN, EXCEPT IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS. TRADING IN THE SECURITIES OF HALO RESOURCES LTD. SHOULD BE CONSIDERED HIGHLY SPECULATIVE.


                    For further information, please contact:

                        Marc Cernovitch, President & CEO
                     Halo Resources Inc. Tel: 604-484-0068
                  Fax: 604-484-0069 Toll Free: 1-866-841-0068
                            mcernovitch@halores.com

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